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                                                        Filed by SR Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company: Netro Corporation
                                                   Commission File No. 000-26963



NEWS RELEASE                                                   [SR TELECOM LOGO]

                                                               WWW.SRTELECOM.COM

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For more information:

David Adams (Vice-President, Finance and CFO)                        Paul Goyette (Director, Communications)
(514) 335-4035                                                       (514) 335-2429 x 4361
david_adams@srtelecom.com                                            paul_goyette@srtelecom.com

Brian Quick (Maison Brison)
(514) 731-0000
brian@maisonbrison.com

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         SR TELECOM MOVES MEETING DATE AND ANNOUNCES REVERSE STOCK SPLIT
              MOVE ENSURES NASDAQ NATIONAL MARKET MINIMUM BID PRICE

MONTREAL, JULY 31, 2003 -- SR Telecom(TM) Inc. (TSX: SRX), a world leader in fixed wireless access solutions, today announced that a reverse split of its issued and outstanding common shares will be submitted for a shareholder vote on August 25, 2003. The reverse stock split will result in a capital structure that meets the initial listing requirements of the Nasdaq National Market. Additionally, the move will ensure the Company's shares are priced at a level that is more consistent with the expectations of the investment community, and better positions the Company in its plans for future growth.

On March 27, 2003 SR Telecom announced a definitive agreement to acquire Netro Corporation, a leading vendor of broadband fixed wireless access, pending the approval of Netro stockholders. In order to simplify the structure of the transaction, SR Telecom has decided to issue Common Shares instead of the previously announced ADRs. The acquisition is expected to close in the third quarter of 2003. SR Telecom has filed a draft registration statement with the U.S. Securities and Exchange Commission (the "SEC") in order to register its common shares for sale in the United States and will seek to quote its shares on the Nasdaq National Market ("NASDAQ"), subject to compliance with the regulatory requirements of the SEC and of Nasdaq.

The reverse stock split affects all the Company's common shares and stock options outstanding immediately prior to the effective date of the reverse stock split. The reverse split calls for no fractional shares to be issued. Accordingly, the Company will pay cash in lieu of fractional shares based on the closing price of the common shares at the time of the consolidation. The authorized capitalization of SR Telecom remains unchanged.

If the special resolution is approved, the Board of Directors will have the authority, in its sole discretion, to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than five pre-consolidation Common Shares for every one post-consolidation Common Share and no larger than fifteen pre-consolidation Common Shares for every one post-consolidation Common Share, and (ii) the number of pre-consolidation Common Shares in the ratio must be a whole number of Common Shares. Approval of the special resolution by Shareholders would give the Board of Directors authority to implement the consolidation at any time prior to December 31, 2003. In addition, the Board of Directors shall have the right to revoke the special resolution at any time before a certificate of amendment giving effect to the reverse stock split is issued.

SR Telecom's Transfer Agent, Computershare, will be mailing out a Management Proxy Circular and providing instructions to all shareholders of record as of July 25, 2003.


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ABOUT SR TELECOM

SR TELECOM (TSX: SRX) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom's solutions include equipment, network planning, project management, installation and maintenance services. The Company offers the industry's broadest portfolio of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 110 countries, are among the most advanced and reliable available today.


FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

AVAILABILITY OF PROXY STATEMENT/PROSPECTUS

SR Telecom and Netro plan to file a registration statement on Form F-4, including a proxy statement/prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro expects to mail the proxy statement/prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about SR Telecom, Netro and the acquisition. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans-Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335-1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216-1500.

SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro's stockholders in connection with the merger. A description of the interests of Gideon Ben-Efraim, Netro Corporation's Chairman of the Board and Chief Executive Officer, and certain of Netro's other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, will be described in the proxy statement/prospectus.

Investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2002. All other trademarks are property of their owners.